[CALIFORNIA REPUBLIC FUNDING, LLC LETTERHEAD]

November 21, 2014

Katherine Hsu

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	California Republic Funding, LLC - Form S-3 No. 333-199204

Request for Acceleration

Dear Ms. Hsu:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant with respect to the above referenced transaction, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 9:00 a.m. (Eastern time) on the morning of November 25, 2014, or as soon thereafter as possible.

The Registrant further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CALIFORNIA REPUBLIC FUNDING, LLC

By:	/s/ Jon Wilcox
Name:	Jon Wilcox
Title:	Manager

cc: Folake Ayoola